FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 26, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

August 26, 2003

#03-19

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

EXPLORATION UPDATE/NEVADA DRILLING PLANS

MELVILLE EXPLORATION PROGRAM UNDERWAY

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) is pleased to provide an update of its current exploration activities. In Nevada, work is in progress on three projects.

At the Pasco Canyon Project, located in Nye County, preparations are underway to prioritize areas for drilling.  The Pasco Canyon claims cover a large upper-level volcanic hosted epithermal gold system situated between the Round Mountain gold mine (+13 million ounces of past production and current reserves), and the Northumberland gold deposit (600,000 ounces of past production).  On the project, silicified, veined and brecciated volcanics outcrop on the edge of a range front over an area measuring approximately 400 by 600 meters.  Outcrops contain highly anomalous gold values (up to 200 ppb) in association with high arsenic and mercury.  Geologic features and rock geochemistry are indicative of the upper levels of a vertically zoned gold bearing mineral system, but the property has never been drilled.  Work is currently underway on ground magnetics and gravity studies to more specifically prioritize fall drilling targets.

The Black Hills Project lies midway between the Paradise Peak and Rawhide gold deposits in Mineral County.  Initial exploration by the Company has returned values up to 5 g/t gold and 6% copper from skarn mineralization outcropping on the eastern flanks of a range front.  Only a small portion of this potentially large skarn area is exposed on surface. Of potential significance is a distinct magnetic high overlying the adjacent pediment, possibly reflective of underlying skarn development that could host important gold and copper mineralization.  Additional geophysics are planned to better define specific drill targets.  The Company has revised its agreement with the vendor and returned the related Jenny and Hannah claims.

NDT’s most recent property acquisition is the Trend Project consisting of a large claim block in north central Nevada.  The Company’s land position adjoins the south end of the Cortez Joint Venture (Cortez JV), made up of Placer Dome (60%) and Kennecott (40%), which controls a number of sediment hosted Carlin type gold deposits with reported reserves and resources totaling over 18 million ounces of gold.  The most recent discovery in the district is Cortez Hills where Placer reports over 5.5 million ounces of gold.  Recently there were six drill rigs operating to explore the currently open deposit and it is expected that the gold reserves/resources at Cortez Hills will be significantly expanded.

NDT’s Trend Project lies approximately ten kilometers southeast of the Cortez Hills discovery and on strike with the lineation of known deposits within the Cortez JV.  An additional potential Cortez JV discovery is the ET Blue occurrence that lies at the edge of a pediment approximately six kilometers to the northeast of the Trend Project.

The Trend Project claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.

Current exploration work by the Company includes a detailed review of the available structural and geochemical data to aid in the design and planning of a program to provide drill target prioritization.  It is expected programs will include additional geophysics and geochemistry surveys in preparation for possible drilling.

Elsewhere, in Canada exploration is well underway on the Melville Diamond Project in Nunavut and the South Voisey Bay Project in Labrador.  At Melville, a program comprising airborne geophysics, till sampling and prospecting commenced in July in conjunction with Navigator Exploration Corp., and results of the program will be announced as soon as they are received.  At South Voisey Bay, Falconbridge Ltd. has commenced field work intended to define high priority geophysical anomalies to be selected for diamond drilling.

The Company is also continuing with its aggressive program of property evaluations and acquisitions, including an ongoing investigation of a significant land position in a geologically attractive Canadian precious metal district.

We will continue to keep shareholders informed as exploration continues on our varied projects.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: August 26, 2003